1701 Market Street                                       Morgan, Lewis
Philadelphia, PA 19103-2921                              & Bockius LLP
215.963.5000                                             Counselors at Law
Fax: 215.963.5001



June 16, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: O'Connor EQUUS: Pre-Effective Amendment No. 3 to Registration Statement on Form N-2 (File Nos. 333-193931 and 811-22937)
        ------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, O'Connor EQUUS (the "Trust"), we are filing Pre-Effective Amendment No. 3 to the Trust's registration statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended.

The purpose of the filing is to file the consent of the Trust's auditor as an exhibit. Please note that the Trust intends to submit an acceleration request to the Staff requesting that the registration statement be effective at 9:00 a.m. on June 16, 2014 or as soon thereafter as practicable.

Please contact the undersigned at (215) 963-5598 should you have any questions or comments.

Very truly yours,

/s/ Sean Graber
---------------
Sean Graber